IVALT INC – MUNDIAL FINANCIAL GROUP

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iVALT
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iVALT

Securities offered by
Mundial Financial Group

Regulation CF Offering

iVALT verifies five factors of identity, making it possible for one biometric ID to handle everything. By enabling iVALT's One Biometric ID, a single user ID can be verified with just one click on your mobile phone, eliminating the need for passwords entirely. This means phone calls, online logins, physical access, content verification, and access to IoT devices will require only one click—something no one else in the $30 billion identity-as-a-service market can currently offer.

With a minimum investment of **$500,** this investment will push forwards the Future Of Identity.



INVEST IN
The Future Of Identity
With iVALT On-Demand ID
$500
Minimum Investment
$45M
Company Valuation (Pre-Money)
$.50
Share Price
$1,200,000
Target Raise Amount
$10,000
Target Offering Amount
Shares
Offering Type
INVEST NOW
View Form C
Investor Login
Offer ends 9/30/24
1441 Freeman Lane, Pleasanton, CA 94566 (510) 304-6830

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IVALT
Generated on 24 April 2024

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